03002833

AP 3/3/03

RECEIVED FEB 24 2003 SEC MAIL PROCESSING SECTION 181 WASH, D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign-American Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

975 6th Avenue South, Suite 200
(No. and Street)

Naples (City) Florida (State) 34102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Laken Mitchell (239) 649-4599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ingram, John E.
(Name – *if individual, state last, first, middle name*)

1635 N. McFarland Blvd. Ste 502 (Address) Tuscaloosa (City), AL (State) 35406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Lakeu Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign-American Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA M. ROSEN
MY COMMISSION # CC 865132
EXPIRES: August 22, 2003
Bonded Thru Notary Public Underwriters

Jessica M. Rosen
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sovereign-American Securities, Inc.

Financial Statements
Year Ended December 31, 2002

SOVEREIGN-AMERICAN SECURITIES, INC.
Financial Statements
Year Ended December 31, 2002

CONTENTS

INGRAM & INGRAM, LLC

CERTIFIED PUBLIC ACCOUNTANTS
1635 North McFarland Blvd., Suite 502
Tuscaloosa, Alabama 35406

JOHN E. INGRAM
JOHN NEAL INGRAM

PH (205) 345-0420
FAX (205) 752-9536

To The Stockholder
Sovereign-American Securities, Inc.
Naples, Florida

We have audited the accompanying balance sheet of Sovereign-American Securities, Inc. as of **December 31, 2002** and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted this audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Sovereign-American Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

JOHN E. INGRAM
Certified Public Accountant
February 10, 2003

SOVEREIGN-AMERICAN SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash in banks	$ 8,662
Total Assets	**$ 8,662**

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	$ -
Total Liabilities	**$ -**
Stockholders' Equity	
Common Stock	$ 20
Paid in Capital	28,950
Retained Earnings	(20,308)
Total Stockholders' Equity	**$ 8,662**
Total Liabilities & Stockholders' Equity	**$ 8,662**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Income	
Fees	$ 18,908
Commissions	$ 17,329
Interest	66
Total Income	**$ 36,303**
Operating Expenses	
Filing Fees and Taxes - Net	$ 8,875
Commissions	16,694
Miscellaneous Fees & Expenses	8,512
Total Expenses	**$ 34,080**
Income/(Loss) from Operations	**$ 2,222**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Contributed Capital	Retained Earnings (Deficit)	Total
Beginning Stockholders' Equity	$ 20	$ 28,950	$ (22,531)	$ 6,439
Net Income/(Loss) for Year			2,222	2,222
Stockholder Contributions (Dividends Paid)				-
Ending Stockholders' Equity	$ 20	$ 28,950	$ (20,308)	$ 8,662

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ 2,222
Net Cash Provided by Operating Activities	**$ 2,222**
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from Stockholders	-
Net Cash Provided by Financing Activities	**$ -**
Net Increase in Cash and Cash Equivalents	2,222
Beginning Cash and Cash Equivalents	6,439
ENDING CASH AND CASH EQUIVALENTS	**$ 8,662**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Total ownership equity from Statement of Financial Condition	$ 8,662
Deduct: Ownership equity not allowed for net capital	-
Total ownership equity qualified for net capital	**$ 8,662**
Deductions and/or charges:	
Non-allowable asset - net receivable	-
Other additions and/or allowable credits	-
Net capital before haircuts on security positions	**$ 8,662**
Haircuts on securities	-
NET CAPITAL	**$ 8,662**

Reconciliation with company computation:

Net capital as reported in company's Part II (unaudited) Focus report 12/31/02:	$ 8,662
Income/(Expense) not reflected on Focus report:	
Rounding	-
NET CAPITAL	**$ 8,662**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 2 - COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

Sovereign-American Securities, Inc. will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Sovereign-American Securities, Inc.", thereby meeting the conditions of Rule 15c3-3(k)(2)(A) exempting it from the requirements of customer protection Rule 15c3-3.

See accompanying accountant's report.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 3 - COMPUTATION OF AGGREGATE INDEBTEDNESS
AND RATIO TO NET CAPITAL
DECEMBER 31, 2002

Total Indebtedness	$ -
AGGREGATE INDEBTEDNESS	$ -

Ratio of aggregate indebtedness to net capital:

Aggregate indebtedness	$ -	
Net capital	$ 8,662	= -0-

1500 percent limit

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 4 – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
DECEMBER 31, 2002

There were no Liabilities subordinated to General Creditors at December 31, 2001 or at December 31, 2002. Therefore, there were no changes in Liabilities subordinated to General Creditors.